

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 5, 2021

Zheng Wei, Ph.D.
Chief Executive Officer
Connect Biopharma Holdings Limited
Science and Technology Park
East R&D Building, 3rd Floor
6 Beijing West Road, Taicang
Jiangsu Province, China 215400

> **Re: Connect Biopharma Holdings Limited**
> **Registration Statement on Form F-1**
> **Filed February 26, 2021**
> **File No. 333-253631**

Dear Dr. Wei:

We have reviewed your registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-1

Description of American Depositary Shares
Jurisdiction and Arbitration, page 210

1.    We note your disclosure that the arbitration provisions of the deposit agreement "do not preclude [ADS holders] from pursuing claims under the Securities Act or the Exchange Act in federal or state courts." Please ensure, if true, that the deposit agreement clearly states that the arbitration provisions do not apply to claims under the Securities Act or the Exchange Act.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Refer to Rules 460 and 461 regarding requests for acceleration.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Eric Atallah at 202-551-3663 or Vanessa Robertson at 202-551-3649 if you have questions regarding comments on the financial statements and related matters.  Please contact Ada D. Sarmento at 202-551-3798 or Tim Buchmiller at 202-551-3635 with any other questions.

         Sincerely,

         Division of Corporation Finance
         Office of Life Sciences

cc:  Patrick A. Pohlen, Esq.